EvoNexus Group LTD

August 20, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Anastasia Kaluzienski
Robert Littlepage Alexandra Barone Jan Woo

Re:	EvoNexus Group LTD
Draft Registration Statement on Form F-1
Submitted July 18, 2025
CIK No. 0002075036

Dear sirs and madams:

This letter is in response to the letter dated August 5, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to EvoNexus Group LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure on page 7 that the company does not have a written cash management policy. Please include similar disclosure on the cover page.

Response: In response to the Staff’s comments, we have amended our disclosure on the cover page of the Amended Registration Statement accordingly.

Prospectus Summary, page 1

2. In this section, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you do not believe any permissions are required, provide an explanation. If you relied on the opinion of counsel, identify counsel and file a consent. Also include a summary risk factor with a specific cross reference to a more detailed risk factor discussion on permissions and approvals.

Response: In response to the Staff’s comments, we have amended our disclosure on page 9 of the Amended Registration Statement accordingly.

Summary of Risk Factors, page 4

3. In your summary of risk factors, expressly refer to the risks of doing business in Hong Kong and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, we have amended our disclosure on page 5 of the Amended Registration Statement accordingly.

Risk Factors, page 11

4. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comments, we have amended our disclosure on pages 27 and 28 of the Amended Registration Statement accordingly.

5. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, we have amended our disclosure on page 28 of the Amended Registration Statement accordingly.

The Operating Entity uses artificial intelligence (AI) in its business..., page 19

6. We note that you use artificial intelligence in your solutions and your disclosure that “the Operating Entity does not utilize open-source AI in its business as of the date of this prospectus.” Please expand your disclosure to explain how AI is used in your solutions, clarify the ownership of the proprietary algorithms used in your products, including any related fees, and describe how you validate these algorithms and any processes by which you attempt to mitigate algorithmic hallucinations.

Response: In response to the Staff’s comments, we have amended our disclosure on page 58 of the Amended Registration Statement accordingly.

Capitalization, page 41

7. Remove the brackets from the amounts in the Capitalization table and elsewhere in your filing, such as in the dilution table and in the Business disclosures.

Response: In response to the Staff’s comments, we have amended our disclosure throughout the Amended Registration Statement accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

8. We note you have significant users or customers based in Hong Kong, India, Singapore, and Brazil. It appears the growth of your business and revenues depends on retaining existing users and advertising customers, expanding sales to those users and advertising customers, and attracting users and advertising customers. Please tell us how you monitor user and advertising customer retention, expansion and growth. If you consider these measures to be key performance measures that management utilizes to evaluate your business operations, please revise to include relevant disclosure for all periods presented. For example, in terms of users, disclose measures such as average revenue per user (ARPU) and active user accounts, such as monthly active users (MAUs) and daily active users (DAUs). In terms of advertising customers, disclose the performance measure you use to settle advertising revenue. Refer to SEC Release No. 33-10751.

Response: In response to the Staff’s comments, we have amended our disclosure on page 49 of the Amended Registration Statement accordingly.

9. Please revise so that the presentation of financial information in tabular form reads consistently from left to right in the same chronological order throughout the filing. We refer you to the guidance in SAB Topic 11:E.

Response: In response to the Staff’s comments, we have amended our disclosure throughout the Amended Registration Statement accordingly.

Operating Performance, page 45

10. We note advertising revenue is settled with advertising customers based on certain performance metrics. Please explain and quantify those performance metrics that indicated the number and frequency of users watching advertisements increased.

Response: In response to the Staff’s comments, we have amended our disclosure on page 49 of the Amended Registration Statement accordingly.

11. In regard to your cost of revenues, please clarify which type of revenue product (for example, functions of online chats or add-ons) increased in maturity and how maturity lowered outsourcing development costs.

Response: In response to the Staff’s comments, we have amended our disclosure on page 50 of the Amended Registration Statement accordingly.

Business

Products and Services, page 54

12. We note that the company’s apps include LivChat, BunchatLite, PeachU, Meeya, Meeya Lite, Jogan Pro, MeetClub, BakBak, UpChat, HoldU Pro, Timo, and RealCall and that these apps “are designed to enable users to seek, engage and facilitate relationships with a global community.” Please clarify how these apps may be distinguished from one another, including any differences in function, as well as the business purpose for designing multiple similar apps.

Response: In response to the Staff’s comments, we have amended our disclosure on page 58 of the Amended Registration Statement accordingly.

Business Model

Our Customers, page 56

13. You state that for the fiscal year ended February 28, 2025, two customers independently accounted for approximately 28% and 16% of total revenue, respectively. Please disclose the material terms of any agreements with these customers. To the extent that you do not have any agreements with the customers, revise the risk factors to indicate that the customers could termination the relationship at any time.

Response: In response to the Staff’s comments, we have amended our disclosure on page 60 of the Amended Registration Statement accordingly.

14. Please define "users" and disclose the total number of users for each period presented. Also, to extent that users includes those who create free accounts, separately disclose the number of users who pay for the function of the online chat or add-ons to access premium features.

Response: In response to the Staff’s comments, we have amended our disclosure on page 56 of the Amended Registration Statement accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

15. Please have your public accounting firm remove the brackets from the date of their report.

Response: In response to the Staff’s comments, we have amended our disclosure on page F-2 of the Amended Registration Statement accordingly.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

16. Please round net (loss) income per share to the nearest cent in order to not imply a greater degree of precision than exits.

Response: In response to the Staff’s comments, we have amended our disclosure on page F-4 of the Amended Registration Statement accordingly.

1. Organization and Principal Activities

(b) Restructuring, page F-7

17. We note the Company was incorporated on May 6, 2025. Since the Company was not in existence as of the balance sheet date, a consolidated financial statement presentation is precluded. Please provide the financial statements of Mobclick Technology (HK) Limited in lieu of consolidated financial statements of EvoNexus Group Ltd.

Response: In response to the Staff’s comments, we acknowledge that the Company was incorporated on May 6, 2025, after the balance sheet date of February 28, 2025. However, the Restructuring (as defined in Note 1 accompanying the financial statements), which resulted in the formation of the Company, constitutes a transaction between entities under common control. Pursuant to ASC 805-50-15-6, ASC 805-50-45-2 and ASC 805-50-45-5, the transaction is accounted for as a recapitalization of the Company. In accordance with ASC 810-10-10-1, the consolidated financial statements were prepared to retrospectively present the operating subsidiaries’ historical results as a single economic entity, as if the Company existed from the beginning of the audit periods. The presentation addresses the Company’s legal status as the registrant while providing meaningful historical and comprehensive information to investors. The Company believes that the consolidated financial statements have appropriately reflected the operations of the Group (as defined in Note 1 accompanying the financial statements).

Furthermore, the Company was established as a holding company with nominal capital, no substantive assets or liabilities, and no operations since its formation, qualifying it as a “business combination related shell company,” as defined by Section 1160 of the Division of Corporation Finance – Financial Reporting Manual (“FRM”). In reliance on this guidance, the financial statements required to be presented are those of the predecessor operating entity. Accordingly, the separate financial statements of the Company, a recently organized registrant with nominal capital, were deemed not to be material to investors in making their voting/investment decision and were permitted to be omitted. Therefore, the Company has determined that this presentation is appropriate.

As the Company is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiary in Hong Kong,  its consolidated financial statements presented are materially consistent with those of Mobclick Technology (HK) Limited (“Mobclick”), the operating entity, except for immaterial differences in equity accounts. The only variances between the Company’s consolidated financial statements and Mobclick’s financial statements were related to ordinary shares, subscription receivable and (loss) earnings per share. These differences do not affect total assets, total (deficit) equity, operations or cash flows, and will not affect the users of financial statements.

2. Summary of Significant Accounting Policies

(d) Functional currency and foreign currency transactions, page F-8

18. We note you conduct a majority of your operations in Hong Kong and your revenues were mainly generated in Hong Kong, India, Singapore and Brazil. Substantially all of your assets are located in Hong Kong and your bank accounts are primarily with licensed banks in Hong Kong. In light of these facts, explain to us the basis for your conclusion that your functional currency is the United States dollar and not the Hong Kong dollar. We refer you to the guidance in ASC 830-10-45-2 and ASC 830-10-55-5.

Response: In response to the Staff’s comments, we have amended our disclosure on page F-8 of the Amended Registration Statement accordingly. We confirm that the functional currency of the Company is the United States dollar (“USD”) based on the following analysis under ASC 830-10-55-5:

1. Cash Flow Indicators

Substantially most revenues from customers and payments to suppliers are denominated in USD, despite the physical location of operations in Hong Kong. Bank accounts primarily hold USD, and cash flows are settled in USD, directly affecting the Company’s USD-denominated financial position.

2. Sales Price & Market Indicators

Sales prices are determined by global competition and are contractually fixed in USD, with no short-term responsiveness to HKD exchange rates. The customer base is international (e.g., India, Singapore, Brazil), and contracts are USD-denominated.

3. Expense Indicators

Major costs (e.g., advertising, technology service fees) are incurred in USD. Local expenses (e.g., payroll, rent) are immaterial to the overall cost structure.

4. Financing indicators & Balance Sheet Items

The Company currently has no financing activities. Assets (cash, accounts receivable, prepayments and other receivables) and liabilities (accounts payable and other payables) are primarily USD-denominated.

Conclusion

The primary economic environment of the Company is USD-driven, as evidenced by the dominance of USD in cash flow, pricing, and financial reporting. Therefore, USD is the appropriate functional currency under ASC 830-10-45-2.

(j) Revenue recognition, page F-11

19. Your disaggregation of revenue between User recharge, Advertising services, and Others is based on type. Please clarify whether you consider User recharge "enhanced chat functionalities" to be a product or service. To the extent such premium add-ons and functionalities are products and greater than 10% of total revenue, separately present revenue and the related cost of revenues from product and services on the face of your consolidated statement of operations. Refer to Rule 5-03.1 and 5-03.2 of Regulation S-X.

Response: In response to the Staff’s comments, we confirm that “User recharge” represents a service revenue (access to digital functionalities rather than delivering distinct assets), and the Company does not have any revenue from selling products. As the Company does not generate any product revenue, the requirements of Rule 5-03.1 and 5-03.2 of Regulation S-X to separately present product and service revenue on the face of the consolidated statements of operations do not apply. To ensure clarity, we have revised the revenue type for “User recharge” to “User recharge services” and have amended our disclosure on page F-11 of the Amended Registration Statement accordingly.

20. Please expand your advertising revenue recognition policy disclosure to explain in sufficient detail:

●	How transaction prices are determined. If fees are not fixed, tell us what they are based on, such as impressions or clicks.

●	Significant terms of these contracts with customers, such as the duration of these contracts and typical billing and payment terms.

●	How point in time recognition of revenue is an appropriate measure of satisfaction of the performance obligation.

Response: In response to the Staff’s comments, we have amended our disclosure on page F-11 of the Amended Registration Statement accordingly.

Note 12. Subsequent Events, page F-21

21. Please revise to disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

Response: In response to the Staff’s comments, we have amended our disclosure on page F-21 of the Amended Registration Statement accordingly.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Chong Li
Name:	Chong Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC